UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

 Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

In accordance with the provisions set forth in article 30 of the Unified Text of the Securities Market Law (Texto Único Ordenado de la Ley del Mercado de Valores) approved by Supreme Decree No. 020-2023-EF, and the Regulation of Relevant Events and Reserved Information (Reglamento de Hechos de Importancia e Información Reservada), approved by SMV Resolution No. 005-2014-SMV-01, we hereby report the following as a Relevant Information Communication:

By means of the General Shareholders’ Meeting of AENZA S.A.A. (the “Company”), held on this date, on first call, it was agreed the following:

1.	Determination of the Company’s number of directors for the August 2024 – March 2027 period.

With the favorable vote of 99.995% of the subscribed shares with voting rights represented at the Meeting, the shareholders approved to determine that the Company’s Board of Directors for the August 2024 – March 2027 period, shall be composed of nine (9) members.

2.	Appointment of directors of the Company for the August 2024 - March 2027 period.

The shareholders approved to appoint the following persons as members of the Board of Directors of the Company for the August 2024 – March 2027 period:

a.	Carlos Rojas Perla

b.	Diego Peschiera Mifflin

c.	Esteban Viton Ramírez

d.	Francisco Garcia Calderon Portugal

e.	Francisco Sardon de Taboada

f.	Juan Vicente Revilla Vergara

g.	Julio Dittborn Chadwick

h.	Pablo Kühlenthal Becker

i.	Santiago Hernando Pérez

3.	Delegation and granting of powers for the formalization of resolutions.

With the favorable vote of 99.995% of the subscribed shares with voting rights represented at the Meeting, the shareholders approved the appointment of Mr. Dennis Fernando Fernandez Armas, Vice President of People, Public Affairs and Shared Services, identified with ID No. 15971076 and Ms. Zoila María Horna Zegarra, Corporate Legal Vice President, identified with ID No. 10220900, so that either of them, acting individually, may sign, on behalf of the Company, all public and private documents required for the formalization and registration of the resolutions adopted at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	August 20, 2024

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